FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 18, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibits:

Press Release dated January 18, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date:  January 18, 2005

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST INCREASES DISTRIBUTION BY 10%

Distribution Set at $0.22 Per Unit

Calgary, AB – January 18, 2005 - Paramount Energy Trust (“PET" or the “Trust) (TSX – PMT.UN) is pleased to announce that its distribution to be paid on February 15, 2005 in respect of income received by PET for the month of January 2005, for Unitholders of record on January 31, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is January 27, 2005.  This 10 percent increase is reflective of the gas over bitumen financial solution recently announced by the Trust.

“We are pleased to be able to flow through the benefits of the gas over bitumen financial solution to our Unitholders.” said Sue Riddell Rose, President and Chief Operating Officer of the Trust.  “Our commitment throughout the past eighteen months has been to do whatever possible to restore the value of our Trust Units.  Today’s distribution increase represents ultimate accountability to our Unitholders on this issue.”

Cumulative distributions paid since the inception of the Trust to-date are $5.284 per Trust Unit, representing a return of approximately 105 percent in the form of distributions alone on the Trust’s February 2003 Rights Offering which was priced at $5.05 per Trust Unit.

Furthermore, PET expects that monthly cash distributions will be maintained at $0.22 per Trust Unit in respect of production for the remainder of the first quarter of 2005.  PET estimates that this level of monthly distributions of $0.22 per Unit per month will be sustainable for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue S.W., Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue M. Showers, Communications & Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.